Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-168852
November 26, 2010

Supplementary Prospectus

Reva Medical, Inc ARBN 146 505 777

1 | REVA Medical, Inc. Prospectus

Supplementary Prospectus
About this supplementary prospectus
This is a supplementary prospectus dated 26 November 2010 and which was lodged with the Australian Securities and Investments Commission (ASIC) on that date. This supplementary prospectus supplements the prospectus dated 12 November 2010 (Original Prospectus), which was lodged by REVA Medical, Inc (ARBN 146 505 777) with ASIC on that date. This supplementary prospectus must be read together with the Original Prospectus.
Neither ASIC, ASX nor any of their officers takes any responsibility for the contents of this supplementary prospectus.
This document is important and requires your immediate attention. If you have any questions in relation to this supplementary prospectus or the Original Prospectus, you should consult your legal, financial or other professional adviser.
Terms defined in the Original Prospectus have the same meaning in this supplementary prospectus except where otherwise defined in this document. Further, all references to ‘Prospectus’ in the Original Prospectus should be read as including references to this supplementary prospectus.
THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A US PROSPECTUS) WITH THE US SECURITIES AND EXCHANGE COMMISSION FOR THE OFFER OF ITS CDIS. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE US SECURITIES AND EXCHANGE COMMISSION FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFER. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY WILL ARRANGE TO SEND YOU THE US PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-612-9938-4372.
Supplementary information
1. Revised timetable for the Offer
The Original Prospectus is amended by replacing the indicative timetable in the Original Prospectus with the new indicative timetable for the Offer set out below.
KEY DATES

Original Prospectus lodged with ASIC	12 November 2010
Supplementary prospectus lodged with ASIC	26 November 2010
Offer Opening Date	29 November 2010
Offer Closing Date	15 December 2010
Allotment and issue of CDIs under the Offer	21 December 2010
Expected date for CDIs to commence trading on ASX on a deferred settlement basis	22 December 2010
Expected date for despatch of holding statements	23 December 2010
CDIs commence trading on ASX on a normal T+3 basis	24 December 2010
The above timetable is indicative only. All times are Australian Eastern Daylight Time. The Company, in consultation with the Lead Manager, reserves the right to vary the dates and times set out above subject to the Corporations Act and other applicable laws. In particular, the Company reserves the right to extend the Closing Date or accept late Applications without notifying any recipients of the Original Prospectus, the supplementary prospectus or any Applicants. Investors who wish to submit an Application are encouraged to do so as soon as practicable after the Offer opens.
All references to the date of commencement of trading of the Company’s CDIs on ASX in the Original Prospectus should be read as references to the commencement of trading of the Company’s CDIs on a deferred settlement basis on 22 December 2010 (as per the revised timetable above).
Due to the extension of the timetable as set out above, the Company now expects to announce the allocation policy for the Offer on or about 21 December 2010 and investors will be able to confirm their allocation by calling the Company’s Offer Information Line from that date.
This is a supplementary prospectus intended to be read with the Original Prospectus dated 12 November 2010 relating to the proposed initial public offering of CHESS Depositary Interests in REVA Medical, Inc.
2 | REVA Medical, Inc. Supplementary Prospectus

2. Clarification of financial information
As noted in Section 8.1, the financial information contained in the Original Prospectus has been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) which is different to the Australian equivalent of the International Financial Reporting Standards (AIFRS), the accounting principles generally accepted in Australia. The Company will only be required to lodge US GAAP financials with ASIC as a foreign company in the future and ASX has confirmed that the Company may solely report in US GAAP once listed on ASX. Future financial information on the Company will not be prepared in AIFRS.
The Directors have therefore reviewed the differences between US GAAP and AIFRS in the Company’s most recent balance sheets being the audited balance sheet as at 31 December 2009 and the reviewed balance sheet as at 30 September 2010 which also form the basis of the pro forma balance sheet as at 30 September 2010 in Section 8.4. The only significant differences identified between US GAAP and AIFRS are described below.
As REVA is a development stage company and the differences identified in Sections 2.1, 2.2 and 2.3 below are eliminated by the Restructuring which will occur immediately prior to the issue of CDIs under the Offer, the differences between US GAAP and AIFRS have not been specifically identified for the prior balance sheets as at 31 December 2007 and 31 December 2008. Potential differences may also exist around the classification and treatment of equity and debt instruments as at these dates.
2.1 Other non-current assets
Under US GAAP, prepaid costs related to the Offer are classified as non-current assets whereas under AIFRS, prepaid costs related to the Offer would be classified as current assets. Therefore, at 30 September 2010, the total balance of prepaid costs related to the Offer (being US$2.386 million) which are recorded as non-current assets under US GAAP in the Company’s balance sheet included in the Original Prospectus would need to be reclassed to current assets for AIFRS reporting requirements. This reclassification under AIFRS would increase the total current assets of the Company by US$2.386 million to US$8.607 million and decrease other non-current assets of the Company by US$2.386 million to zero. However, the balance of the Company’s total assets balance would remain unchanged at US$9.490 million.
2.2 Preferred stock warrant liability
In accordance with US GAAP, the Company has classified convertible preferred stock as mezzanine equity; consequently, the fair market value of warrants to purchase convertible preferred stock is classified as a liability and is adjusted to current market value at each reporting date. Under AIFRS the convertible preferred stock would be classified as equity and, consequently, the warrants to purchase convertible preferred stock would also be classified as equity upon issuance, with no adjustment to subsequent changes in market value. The total balance of preferred stock warrant liability as at 30 September 2010 is US$1.610 million. As a result of the difference in classification, under AIFRS, the liability for the fair market value of the preferred stock warrant liability would be reversed to zero, with a resulting decrease in the accumulated deficit. Under AIFRS, total liabilities would decrease by US$1.610 million to US$40.481 million and net liabilities (total liabilities less total assets) would decrease by US$1.610 million to US$30.991 million.
As described in Section 12.2 of the Original Prospectus, these warrants will all be exercised (for cash or via cashless exercise provisions) into Shares with effect from the Allotment Date for the Offer.
2.3 Convertible preferred stock
As set out in 2.2 above, in accordance with US GAAP, the convertible preferred stock is classified as mezzanine capital, whereas under AIFRS it would be classified as equity. Consequently, the initial value of the preferred stock warrants will be recorded as a debit to convertible preferred stock with a corresponding increase in Additional Paid-in-Capital (APIC). As at 30 September 2010 an entry of US$0.910 million will be required to decrease convertible preferred stock and increase the APIC by the same amount. This would not result in any change in the total equity balance of the Company under AIFRS.
As described in Section 12.2 of the Original Prospectus, these shares of convertible preferred stock will also be converted to Shares with effect from the Allotment Date under the Offer.
This is a supplementary prospectus intended to be read with the Original Prospectus dated 12 November 2010 relating to the proposed initial public offering of CHESS Depositary Interests in REVA Medical, Inc.
3 | REVA Medical, Inc. Supplementary Prospectus

Supplementary Prospectus (CONTINUED)
2.4 Additional Paid-in-Capital (APIC)
Under US GAAP as at 30 September 2010, the Company has recognised US$4.362 million in deemed dividends relating to shares of convertible preferred stock which were sold at a price per share below the estimated fair value of the common stock prior to the Offer. Under AIFRS as these shares were offered to investors they would be recorded at the price the shares were issued whether discounted or not. Consequently, under AIFRS the deemed dividend would be reversed. As a result under AIFRS, Additional Paid-In-Capital and the Accumulated Deficit would be reduced by US$4.362 million. As a result of 2.3 and 2.4 under AIFRS APIC will be reduced by US$3.452 million.
2.5 Accumulated Deficit
As a result of 2.2 and 2.4 above, under AIFRS the accumulated deficit balance of the Company would decrease by US$5.972 million.
3. Patent protection for the ReZolve™ stent
The ‘ReZolve™ stent’ is the brand name for the current version of the Company’s bioresorbable stent which utilises its technology. The design of the ReZolve™ stent including the ‘slide and lock’ mechanism and the polymer used to manufacture the stent is the subject of a number of patents as detailed in Section 7 of the Original Prospectus and, in particular, in the Intellectual Property Report prepared by REVA’s patent counsel, Knobbe Martens Olson & Bear LLP.
4. REVA Medical, Inc governed by US law
As a company incorporated in the state of Delaware in the US, the Company is subject to US state and federal laws and the rights of Shareholders will be governed by the Delaware General Corporate Law. Details of the rights attaching to the Shares are contained in Section 12.4 of the Original Prospectus.
Effect of supplementary information.
The Directors consider that the new circumstances described above, and supplementary information provided, are not materially adverse from the point of view of investors.
Consent to lodgement
Each Director of REVA Medical, Inc has given, and has not withdrawn, his/her consent to the lodgement of this supplementary prospectus with ASIC. This supplementary prospectus has been signed by Robert Stockman, Executive Chairman & Chief Executive Officer, on behalf of REVA Medical, Inc.

Robert Stockman
Executive Chairman & Chief Executive Officer REVA Medical, Inc

This is a supplementary prospectus intended to be read with the Original Prospectus dated 12 November 2010 relating to the proposed initial public offering of CHESS Depositary Interests in REVA Medical, Inc.
4 | REVA Medical, Inc. Supplementary Prospectus